Exhibit 99.1

Descartes Acquires CORE Transport Technologies
Strengthens GLN Solution Footprint for Mail, Parcel and Cargo Tracking

WATERLOO, Ontario, May 13, 2019 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Core Transport Technologies NZ Limited (CORE), an electronic transportation network that provides global air carriers and ground handlers with shipment scanning and tracking solutions.

CORE has been connecting commercial airlines, ground handlers and the wider logistics community with trading partners and government postal authorities around the world for more than 10 years. Customers use CORE’s network to accurately track international mail, parcel and cargo shipments as well as US domestic mail and parcel shipments. CORE’s solutions leverage mobile technologies and data analytics to help customers automate processes and increase operational efficiency.

“As US domestic and international ecommerce continues to grow, more demands are being placed on carriers and their partners to deliver efficiently and report events in real-time,” said Ken Wood, EVP of Product Management at Descartes. “The CORE acquisition complements our recent investment in Velocity Mail, helping us to better serve the logistics service provider community working with postal authorities around the world. CORE’s solutions also extend beyond mail and parcel shipment tracking, with air cargo tracking solutions that we can add to our Global Logistics Network.”

“We continue to look for opportunities to add customers, solutions and content to our Global Logistics Network to help our customers manage the lifecycle of shipments,” said Edward J. Ryan, Descartes’ CEO. “By combining with CORE, we’re strengthening our position in the growing domestic and global ecommerce market. We’re also adding new solutions to our Descartes Global Air Messaging Gateway that we believe will present a compelling opportunity for our global air cargo community to enhance real-time tracking and visibility of air shipments.”

CORE is headquartered in Nelson, New Zealand. Descartes acquired CORE for up-front consideration of $US 21.0 million, plus potential performance-based consideration. The up-front consideration was satisfied with cash from Descartes’ existing acquisition line of credit. The maximum amount payable under the all-cash performance-based earn-out is $US 9.0 million, based on CORE achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2021 and fiscal 2022.

About Descartes Systems Group

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of CORE and its solution offerings; the potential to provide customers with improved access to manage the lifecycle of all shipments, and other potential benefits derived from the acquisition and CORE’s solution offerings; strengthening of Descartes’ position in the US domestic and global ecommerce market and in the broader air cargo industry; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com